Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nautilus Marine Acquisition Corp.,

We have audited the accompanying balance sheet of Nautilus Marine Acquisition Corp. (a corporation in the development stage) (the “Company”) as of July 20, 2011. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Nautilus Marine Acquisition Corp. (a corporation in the development stage)  as of July 20, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ WithumSmith+Brown, PC.
New Brunswick, New Jersey
July 26, 2011

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Balance Sheet
July 20, 2011

ASSETS
Cash	$324,422
Restricted Cash Held in Trust	48,480,000
Total Assets	$48,804,422

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deferred Underwriting Compensation	$480,000
Accrued legal fees	100,000
Total Liabilities	580,000

Common Stock Subject to Possible Redemption, 4,257,425 Shares (at Redemption Value)	42,999,995

Stockholders’ Equity:
Preferred Stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding	-
Common Stock, $0.0001 par value; 200,000,000 shares authorized, 6,180,000 shares issued and outstanding (includes 4,257,425 shares subject to possible redemption)	618
Additional Paid-in Capital	5,232,618
Deficit Accumulated During Development Stage	(8,809)
Total Stockholders’ Equity	5,224,427
Total Liabilities and Stockholders’ Equity	$48,804,422

The accompanying notes are an integral part of the Balance Sheet.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to the Balance Sheet
July 20, 2011

1.	DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Nautilus Marine Acquisition Corp. (the “Company”) is a newly-organized blank check company formed pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets which the Company has not yet identified (“Business Transaction”).  The Company has neither engaged in any operations nor generated any revenues to date. All activity through July 20, 2011 relates to the Company’s formation and initial public offering.  The Company has selected October 31 as its fiscal year end.

The registration statement for the Company’s initial public offering was declared effective on July 14, 2011.  On July 20, 2011, the Company consummated a public offering of 4,800,000 units, with each unit consisting of one share of its common stock and one warrant to purchase one share of its common stock (the “IPO” — Note 3).  The shares of common stock sold as part of the units in the IPO are referred herein as “public shares.”  Prior to the consummation of the IPO, the Company completed a private placement (the “private placement”) of an aggregate of 3,108,000 warrants (“insider warrants”) to certain initial holders, generating gross proceeds of $2,331,000.  The company received gross proceeds of $50,331,000 before deducting underwriters’ compensation of $1,176,000 and including $2,331,000 received for the sale of 3,108,000 warrants to the initial holders.  On November 22, 2010, the Company completed a private placement of 1,380,000 shares of its common stock (the “initial shares”) to the initial stockholders for net proceeds of $25,000.  The private placements of the initial shares and insider warrants are collectively referred herein to as the “private placements” — Note 4.

Upon the closing of the IPO and the private placements, $48,480,000 was placed into a trust account (discussed below). The proceeds placed into the trust account were held in cash as of July 20, 2011, and will be invested in United States government treasury bills with a maturity of 180 days or less or in money market funds investing solely in United States government treasuries and meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940.  The trust account is held at a bank and maintained by American Stock Transfer & Trust Company acting as trustee. Except for a portion of the interest income that may be released to the Company to pay any taxes and to fund working capital requirements, and amounts necessary to purchase up to 15% of the public shares (Note 1-Permitted Purchases of Public Shares ), none of the funds held in trust will be released from the trust account until the earlier of (i) the consummation of an initial business transaction, (ii) the redemption of the shares sold in the public offering if the Company is unable to consummate a business transaction by February 14, 2013 or (iii) the Company’s liquidation (if no redemption occurs).

Initial Business Transaction

For the purposes of consummating an initial business transaction, the Company is not limited to a particular industry or geographic region, although its management team will initially focus its search on identifying a prospective target business in the international marine shipping, offshore and related maritime service industries. To date, the management’s efforts have been limited to organizational and financing activities. Presently, no business operations and financing activities exist. The initial business transaction must be with one or more assets or target businesses having an aggregate fair market value, at least 80% of the value of the trust account (excluding taxes) at the time of the agreement to enter into such initial business transaction. Management has not had any specific merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction under consideration, and has not, nor has anyone on its behalf, contacted any prospective target business, or had any discussions, formal or otherwise, with respect to such a transaction.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to the Balance Sheet
July 20, 2011

Initial Business Transaction - (continued)

Upon the consummation of the initial Business Transaction, subject to certain limitations, the Company will provide its stockholders with the opportunity to redeem their shares of common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and amounts released for working capital purposes. If the Company is no longer subject to foreign private issuer rules, it intends to consummate the initial business transaction and conduct the redemptions without stockholder vote pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulates issuer tender offers, and will file tender offer documents with the SEC. If, however, a stockholder vote is required by law or the rules of the NASDAQ Capital Market, or the Company decides to hold a stockholder vote for business or legal reasons, it will conduct the redemptions in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Regardless of whether the Company holds a stockholder vote or a tender offer in connection with an initial business transaction, public stockholders will have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and any interest earned on the proceeds placed in the trust account actually withdrawn for working capital purposes and any amounts used for purchasing up to 15% of the public shares, upon the consummation of the Company’s initial Business Transaction, subject to the limitations described herein.  Although the Company does not specify a maximum redemption threshold, its charter provides that in no event will they redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001.

As a result, the Company has recorded the 4,257,425 of public shares subject to redemption at their aggregate redemption value of $42,999,995 and classified them as temporary equity at July 20, 2011, in accordance with Financial Accounting Standards Board, or FASB, ASC Topic 480, “Distinguishing Liabilities from Equity.”

The Company will consummate the initial business transaction only if holders of no more than approximately 88% of its public shares elect to redeem their shares and, solely if it seeks stockholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the business transaction.

Permitted Purchase of Public Shares

If the Company is no longer subject to the foreign private issuer rules and it seeks shareholder approval prior to the Business Transaction and does not conduct redemptions pursuant to the tender offer rules, prior to the Business Transaction, there may be released from the trust account, amounts necessary to purchase up to 15% of the public shares. All shares so purchased by the Company will be immediately cancelled.

Additionally, if the Company is no longer subject to the foreign private issuer rules and holds a stockholder vote to approve the Business Transaction, and it does not conduct redemptions pursuant to the tender offer rules, it may enter into privately negotiated transactions to purchase public shares from stockholders who would otherwise elect to redeem their shares, with such purchases made using funds held in the trust account. All shares so purchased by the Company will be immediately cancelled.

Liquidation

If the Company does not consummate an initial business transaction by February 14, 2013, it will (i) cease all operations except for the purpose of winding up, (ii) redeem its public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and amounts released for working capital purposes and any amounts released to purchase up to 15%of the public shares, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of the Company’s remaining stockholders and board of directors, dissolve and liquidate as part of its plan of dissolution and liquidation.

After distributing the proceeds of the trust account pursuant to the redemption, the Company will promptly, subject to the approval of its remaining stockholders and board of directors, distribute the balance of its net assets to the remaining stockholders according to its plan of dissolution. The Company will pay the costs of liquidation from its remaining assets outside of the trust account. If such funds are insufficient, the initial stockholders, Messrs. Tsirigakis and Syllantavos, have agreed to advance the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the trust account to the public stockholders.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to the Balance Sheet
July 20, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

The Company complies with the reporting requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities.” As of July 20, 2011, the Company had not commenced operations or generated revenue. All activity through July 20, 2011 relates to the Company’s formation, the Private Placement and the IPO. Following the IPO, the Company will not generate any operating revenues until after completion of an initial Business Transaction, at the earliest. The Company will generate non-operating income in the form of interest income on the designated trust account after the IPO.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Tax

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of July 20, 2011. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No tax related interest expense or penalties have been recognized as of July 20, 2011.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to the Balance Sheet
July 20, 2011

Deferred Offering Costs

The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A, “Expenses of Offering” whereby offering costs incurred prior to the initial public offering are capitalized and then charged to stockholders’ equity upon the completion of the offering (or charged to expense if the offering is not completed). Accordingly, at July 20, 2011, offering costs totaling approximately $2,132,000 (including $1,656,000 in underwriters fees) have been charged to stockholders’ equity.

Fair Value of Financial Instruments

In accordance with ASC 820 “Fair Value Measurements and Disclosures, the Company considers assets and liabilities to be financial instruments and considers the fair values of the Company’s financial instruments, to approximate their carrying amounts represented on the balance sheet.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage.  The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3.	PUBLIC OFFERING

On July 20, 2011, the Company sold 4,800,000 units at a purchase price of $10.00 per unit. Each unit consists of (i) one share of the Company’s common stock, $0.0001 par value (“common stock”), and (ii) one warrant to purchase one share of common stock (“warrant”). Each warrant entitles the holder to purchase one share of the Company’s common stock at a price of $11.50. Each warrant will become exercisable on the later of 30 days after the completion of an initial business transaction and July 20, 2012 and will expire five years from the date of the initial business transaction, or earlier upon redemption or liquidation. The Company may redeem the warrants at a price of $0.01 per warrant upon 30 days’ prior written notice after the warrants become exercisable, only in the event that the last sales price of the common stock equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption is given. In the event that a registration is not effective at the time of exercise, the holders of the warrants shall not be entitled to exercise such warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrants and the warrants will expire worthless.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to the Balance Sheet
July 20, 2011

4.	RELATED PARTY TRANSACTIONS

Private Placements

Our existing shareholders have purchased an aggregate of 3,108,000 warrants, or insider warrants, at the price of $0.75 per warrant for a purchase price of $2,331,000 in a private placement.  The purchase price of the insider warrants have been added to the proceeds from the IPO and held in the trust account pending our completion of an initial business transaction. The insider warrants are identical to those warrants sold in the IPO except that if held by our existing shareholders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis and (ii) are not subject to redemption. In addition, the insider warrants (including the underlying shares of common stock) will be subject to lockup provisions until one day following the consummation of our initial business transaction. If we do not complete an initial business transaction, the $2,331,000 purchase price of the insider warrants will be included as a part of the redemption amount payable to our public shareholders prior to any voluntary winding up as such amounts will be held in our trust account and the insider warrants will expire worthless.

The insider warrants were sold in a private placement pursuant to Regulation S of the Securities Act and were exempt from registration requirements under the federal securities laws. As such, the holders of these insider warrants are able to exercise them even if, at the time of exercise, an effective registration statement and a current prospectus relating to the shares of common stock issuable upon exercise of such warrants is not available. Our insider warrants have become freely tradable after their registration.

Notes Payable to Officer

On November 23, 2010 and through July 14, 2011, the Company issued non-interest bearing unsecured promissory notes to Messrs. Tsirigakis and Syllantavos in the aggregate amount of $238,145, in consideration of the payment by such officers of various organizational and offering expenses on the Company’s behalf and a direct loan made to the Company.  These notes were repaid on July 20, 2011.

Administrative Services

The Company has agreed to pay Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, $7,500 per month for office space and general and administrative services. This agreement commenced on July 14, 2011 and shall continue until the earlier of February 14, 2013 or the consummation of the initial business transaction.

5.	TRUST ACCOUNT

Upon the closing of the IPO and the private placement of 4,800,000 placement units, a total of $48,480,000 was placed in the trust account. At July 20, 2011, all proceeds in the trust account were held in cash.

6.	SHAREHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock. Holders of the Company’s common stock are entitled to one vote for each share. At July 20, 2011, there were 6,180,000 shares of common stock outstanding. All weighted average and earnings per share amounts have been restated to reflect the retroactive effect of the reverse stock splits.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. At July 20, 2011, the Company has not issued any shares of preferred stock.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to the Balance Sheet
July 20, 2011

7. PURCHASE OPTION

The Company sold to the underwriter, for $100, an option to purchase up to a total of 150,000 units. The units issuable upon exercise of this option are identical to those offered in the proposed offering. This option is exercisable at $11.00 per unit, and may be exercised on a cashless basis, in whole or in part, during the period from the later of the commencement of an initial business transaction or the one year anniversary of the date of the offering through July 20, 2016. The option and the 150,000 units, the 150,000 shares of common stock and the 150,000 warrants underlying the units, and the 150,000 shares of common stock underlying the warrants, were deemed compensation by the Financial Industry Regulatory Authority (“FINRA”) and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for 180 days following the date of the offering except to any underwriter and selected dealer participating in the proposed offering and their bona fide officers or partners. Although the purchase option and its underlying securities would be registered under the offering, the option grants to holders demand and “piggy back” rights for period of five and seven years, respectively, from the date of the IPO with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The Company will have no obligation to net cash settle the exercise of the purchase option or the warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

The sale of the option was accounted for as a cost attributable to the proposed offering. As such the fair value of the option was recorded as a charge to shareholders’ equity. Accordingly, there was no net impact on the financial position or results of operations, except for the recording of the $100 proceeds from the sale. Management has estimated, based upon a Black-Scholes model, that the fair value of the option on the date of sale is approximately $774,725, using an expected life of five years after the first anniversary of the effective date of this registration statement, volatility of 69.03%, and a risk-free rate of 1.48%. The expected volatility of approximately 69.03% was estimated by management based on evaluation of the average historical volatilities of fifteen international maritime shipping companies with vessels in the dry bulk and tanker sectors. However, because the units do not have a trading history, the volatility assumption is based on information currently available to management. Management believes the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of the Company’s units. Although an expected life of five years was used in the calculation, if a business transaction is not consummated within the prescribed time period and the Company liquidates, the option will become worthless.

The Company has evaluated the accounting treatment of this option. The term of the option satisfies the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying the contract that should not be accounting for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company classified this instrument as additional paid-in capital.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Notes to the Balance Sheet
July 20, 2011

8. COMMITMENTS

The Company granted Maxim Group LLC (“Maxim”), as the representative of the underwriters for the offering, a 45-day option to purchase up to 720,000 units (over and above the 4,800,000 units referred to above) solely to cover over-allotments, if any.

The Company has also sold to Maxim, for $100 an option to purchase up to a total of 150,000 units at an exercise price of $11.00 per unit.  (See Note 7)

The Company has committed to pay deferred underwriting compensation of $480,000 to the representative of the underwriters upon the Company’s consummation of the Business Transaction.  The deferred underwriting compensation has been accrued in the accompanying balance sheet

The Company has committed to pay its attorneys a legal fee of $100,000 upon the consummation of the business transaction. This amount has been accrued in the accompanying balance sheet.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the balance sheet date and has determined that there are no material events that have occurred which would require disclosure in the financial statements